							EXHIBIT 12

Republic Bancorp Inc.
Calculations of Ratios of Earnings to Combined Fixed Charges

	Three Months Ended				Six Months Ended
(in thousands)	June 30,				June 30,
	2005		2004		2005		2004
Including Interest on Deposits:

Fixed charges:
Total interest expense	$41,986		$31,795		$79,499		$63,735
Interest portion of rent expense	185		183		385		377
Fixed charges including interest on deposits	$42,171		$31,978		$79,884		$64,112

Earnings:
Net income	$17,475		$16,368		$34,782		$32,667
Income taxes	7,503		6,968		15,190		13,840
Fixed charges, as above	42,171		31,978		79,884		64,112
Earnings for purposes of calculation	$67,149		$55,314		$129,856		$110,619

Ratio of earnings to combined fixed charges including interest on deposits	1.59	x	1.73	x	1.63	x	1.73	x

Excluding Interest on Deposits:

Fixed charges:

Total interest expense excluding interest on deposits	$25,319		$19,128		$47,644		$38,031
Interest portion of rent expense	185		183		385		377
Fixed charges excluding interest on deposits	$25,504		$19,311		$48,029		$38,408

Earnings:
Net income	$17,475		$16,368		$34,782		$32,667
Income taxes	7,503		6,968		15,190		13,840
Fixed charges, as above	25,504		19,311		48,029		38,408
Earnings for purposes of calculation	$50,482		$42,647		$98,001		$84,915

Ratio of earnings to combined fixed charges excluding interest on deposits	1.98	x	2.21	x	2.04	x	2.21	x